November 28, 2018

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549
Attention:        Edward Bartz, Division of Investment Management

Re:	Virtus Alternative Solutions Trust

File Nos. 333-191940 and 811-22906

Post-Effective Amendment No.35

Dear Mr. Bartz:

Thank you for your telephonic comments on November 2, 2018 regarding the above-referenced post-effective amendment to the registration statement on Form N-1A for Virtus Alternative Solutions Trust (“Registrant”), filed with the Securities and Exchange Commission (the “Commission”) on September 21, 2018. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in a subsequent post-effective amendment to be filed under Rule 485(b) on or about the automatic effectiveness of our previous filing on December 5, 2018.

Comment 1.  Page 1, Fee Table. In a correspondence filing, please provide the Staff a fully completed fee table so that it may be reviewed.

Response 1.  Please see Appendix A to this response letter.

Comment 2.  Page 1, Fee Table. Please confirm that the fee table will include acquired fund fees and expenses, if applicable.

Response 2.  At this time, it is not anticipated that acquired fund fees and expenses will be incurred at a level requiring disclosure. We have therefore made no changes in response to this item.

Comment 3.  Page 1, Fee Table, footnote (c). Please revise the footnote to include information as to who can terminate the expense reimbursement arrangements.

Response 3.  The contractual arrangements are in place as described through the contractual period and may not be terminated. The footnote as filed indicates that following the contractual period the adviser may discontinue the expense reimbursement arrangements at any time. We believe this disclosure accurately describes the termination right and therefore have made no changes in response to this comment.

Comment 4.  Page 1, Fee Table. In light of the fund’s intention to short securities, please confirm that the fee table will include dividend and interest expenses on short sales.

Response 4.  We hereby confirm that we have added a row in the Fee Table to show dividend and interest expenses on short sales.

Securities distributed by VP Distributors, LLC

Comment 5.   Page 3, Principal Risks, next to last sentence. The statement regarding redemptions by one or more large shareholders potentially having and adverse impact on the remaining shareholders should be moved to a stand-alone risk.

Response 5.  We have made the requested revision.

Comment 6.   Page 3, Principal Risks. Please add a risk factor describing Preferred Stock since investing in preferred stocks is included in the description of the fund’s principal investment strategies.

Response 6.  We have added the requested disclosure.

Comment 7.   SAI page 63. With respect to the fund’s concentration policy, please add disclosure to the effect that the fund will look through to investments of underlying funds, if applicable.

Response 7.  We have added the following disclosure, as requested.

With respect to investment limitation (2) above, when selecting investments for the Fund, the Subadviser will consider the concentration policy of any exchange-traded fund (“ETFs”), mutual funds and closed-end funds. For purposes of determining the amount of each Fund's assets invested in the securities of one or more issuers conducting their principal business activities in the same industry or group of related industries, the Fund will look through to the securities held by an affiliated mutual fund in which the Fund invests; however, as of the date of this SAI the Fund will not look through to the securities held by any ETFs, unaffiliated mutual funds and/or closed-end funds in which the Fund invests.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact the undersigned at (860) 263-4790. Thank you.

Best regards,

/s/ Jennifer Fromm

Jennifer Fromm

cc: Ann Flood

APPENDIX A

Shareholder Fees (fees paid directly from your investment)	Class A	Class C	Class I	Class R6
Maximum Sales Charge (load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None	None
Maximum Deferred Sales Charge (load) (as a percentage of the lesser of purchase price or redemption proceeds)	None	1.00%(a)	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a
percentage of the value of your investment)	Class A	Class C	Class I	Class R6
Management Fees	1.25%	1.25%	1.25%	1.25%
Distribution and Shareholder Servicing (12b-1) Fees	0.25%	1.00%	None	None
Other Expenses(b)	0.76%	0.75%	0.74%	0.67%
Dividend and Interest Expense on Short Sales(b)	0.49%	0.49%	0.49%	0.49%
Total Annual Fund Operating Expenses	2.75%	3.49%	2.48%	2.41%
Less: Expense Reimbursement(c)	(0.46)%	(0.45)%	(0.44)%	(0.44)%
Total Annual Fund Operating Expenses After Expense Reimbursement(b)(c)	2.29%	3.04%	2.04%	1.97%

(a)	The deferred sales charge is imposed on Class C Shares redeemed during the first year only.
(b)	Estimated for current fiscal year, as annualized.
(c)	The fund's investment adviser has contractually agreed to limit the fund's total operating expenses (excluding certain expenses, such as front-end or contingent deferred sales charges, taxes, leverage expenses, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, unusual or infrequently occurring expenses (such as litigation), acquired fund fees and expenses, and dividend expenses, if any) so that such expenses do not exceed 1.80% for Class A Shares, 2.55% for Class C Shares, 1.55% for Class I Shares and1.48% for Class R6 Shares through February 28, 2020. Following the contractual period, the adviser may discontinue these expense reimbursement arrangements at any time. Under certain conditions, the adviser may recapture operating expenses reimbursed and/or fees waived under these arrangements for a period of three years after the date on which they were incurred or waived.

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